EXHIBIT 99.1

Centerra Gold Responds to Latest Developments in the Kyrgyz Republic

TORONTO, May 17, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra”) (TSX: CG) (NYSE: CGAU) issued the following statement today in response to the adoption of a resolution by the Parliament of the Kyrgyz Republic, instructing the Government to install “external management” at the Kumtor Mine and Centerra’s Kyrgyz subsidiary, Kumtor Gold Company (“KGC”), and associated developments. The Company understands that the Parliament purported to act under a new law, applicable only to Centerra and KGC, that it passed in a single day on May 6, 2021.

“Today’s action by the Parliament of the Kyrgyz Republic is a clear violation of Centerra’s and KGC’s rights in the Kumtor Mine as well as the Government’s obligations to Centerra and KGC under longstanding investment agreements. This and other recent actions have no justification whatsoever under those agreements or applicable law.

The Kyrgyz Government effectively seized control of the Kumtor Mine over the weekend of May 15 and 16, 2021 by sending Government authorities to the mine, KGC’s office in Bishkek and the homes of several KGC employees. Consequently, Centerra is no longer in control of the Kumtor Mine and can no longer ensure the safety of the mine’s employees or operations. Shortly before the Government took control, all key safety, monitoring and operational systems at the mine were functioning properly. Centerra did not disable any such systems, and the mine was operating without incident. Due to the Government’s unprecedented actions, Centerra has suspended access of all local KGC employees in the Kyrgyz Republic to Centerra’s global IT systems to prevent any unauthorized intrusions into those systems. None of those systems are required to safely operate the mine. The Company urges the Kyrgyz Government to take all measures necessary to ensure the safety of Kumtor’s employees and the mine and to desist from further hostile acts, including document and computer seizures and the intimidation of senior KGC personnel who have been subjected to visits by the security services to their homes and threatened with unjustified criminal action.

We remain willing and available to engage with the Government in a constructive dialogue on the matters it considers to be the subject of dispute. At the same time, the unjustified actions of the Government leave Centerra no choice but to continue to protect its interests and those of its shareholders and KGC through all legal means, including binding international arbitration and otherwise.

Centerra is concerned that these latest actions not only undermine the fundamental basis upon which the Kumtor Mine has been operated, but also put at risk the livelihoods of more than 2,700 employees, 99% of whom are Kyrgyz citizens, and the businesses of hundreds of local suppliers who support KGC operations. The actions risk destroying significant value that the Kyrgyz Republic derives from KGC’s position as the country’s largest private employer and taxpayer and put in question plans Centerra announced this year to provide US$2.0 billion in additional capital investments to extend the life of the mine by five years to 2031.

In light of today’s resolution by the Kyrgyz Parliament, and in view of the fact that Centerra is no longer in control of the Kumtor Mine as a result of the Kyrgyz Government’s actions, the Company is suspending its previously issued 2021 guidance and three-year outlook relating to the mine.”

As noted previously, the recent actions by the Government of the Kyrgyz Republic violate the 2009 restated Kumtor project agreements and the 2009 Kyrgyz Republic laws which confirmed such agreements. Those agreements were re-affirmed by the Kyrgyz Republic Government in 2017 when it entered into the Strategic Agreement on Environmental Protection and Investment Promotion, which was completed and became effective in 2019. As stipulated on numerous occasions, KGC’s operations and activities have always carefully adhered to those agreements and applicable laws, including with regard to the environment, safety and taxation.

No assurances can be given that any of the current or future legal claims and other disputes that have arisen in relation to KGC or the Kumtor Mine can be resolved without a material impact on the Company or potentially the loss of Centerra’s entire investment in the Kumtor Mine.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra operates three mines, the Kumtor Mine in the Kyrgyz Republic, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: arbitration proceedings brought by the Company against the Kyrgyz Republic, the claims made thereunder and the potential success thereof, future discussions with the Government of the Kyrgyz Republic relating to disputes that have arisen under the 2009 Restated Project Agreements and / or the 2017 Strategic Agreement on Environmental Protection and Investment Promotion, and the potential for any successful negotiated solution resulting from any such discussions.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: political risks associated with the Company’s operations in the Kyrgyz Republic; the ongoing failure of the Kyrgyz Republic Government to comply with its continuing obligations under the 2017 Strategic Agreement on Environmental Protection and Investment Promotion and the 2009 Restated Project Agreements governing the Kumtor Mine to allow for the continued operation of the Kumtor mine by KGC and KOC and not take any expropriation action against the Kumtor mine; actions by the Kyrgyz Republic Government or any state agency or the General Prosecutor's Office that serve to restrict or otherwise interfere with the payment of funds by KGC and KOC to Centerra; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees, including the interaction of claims of harm to the environment or human health with the new Kyrgyz Republic law that enabled imposition of external management on the Kumtor Mine by the Kyrgyz Republic Government; potential impact on the Kumtor mine of investigations by Kyrgyz Republic instrumentalities; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances or to collect on any favorable arbitral judgement awarded against the Kyrgyz Republic; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of May 17, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at:

http://ml.globenewswire.com/Resource/Download/94cbd134-0a2e-4258-8bd5-f7c076ac09d6